Filed by: ROSTELECOM

pursuant to Rule 135 and Rule 425

under the Securities Act of 1933, as amended

Subject Company: ROSTELECOM

Exchange Act File Number: 001-14748

Date: November 2, 2009

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform”, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, OJSC “Svyazinvest” and all the abovementioned companies disclaim any responsibility or liability for the violation of such restrictions by any person.

The securities of OJSC “Rostelecom” that may be issued in connection with the proposed business combination to holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary and preferred shares (including those shares represented by American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with, and certified by the Russian Federal Service for the Financial Markets (“FSFM”) and to the extent that OJSC “Rostelecom” is required or otherwise decides to register the issuance of shares by OJSC “Rostelecom” in connection with the business combination in the United States, OJSC “Rostelecom” may file with the United States Securities and Exchange Commission (“SEC”) a registration statement on form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the FSFM, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the FSFM, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from OJSC “Rostelecom” or its duly designated agent. Investors and holders of OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities may obtain free copies of documents filed with the FSFM directly from OJSC “Rostelecom” on its web site at www.rt.ru/en/index.php.

Disclaimer Regarding Forward-Looking Statements

This communication contains forward-looking information and statements about OJSC “Svyazinvest”, OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom”, OJSC “Dagsvyazinform” and their combined business after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the management of OJSC “Svyazinvest” believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of OJSC “Rostelecom”, OJSC “N. W.  Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform” ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of OJSC “Svyazinvest”, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified, or that will be discussed or identified, in any public filings with the FSFM made by OJSC “Rostelecom”, including those listed under “Risk Factors” in the most recent Annual Report on Form 20-F filed by OJSC “Rostelecom”. Investors and holders of OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” or OJSC “Dagsvyazinform” securities should consider that the occurrence of some or all of these risks may have a material adverse effect on OJSC “Rostelecom”, OJSC “N. W. Telecom”, OJSC “CenterTelecom”, OJSC “UTK”, OJSC “VolgaTelecom”, OJSC “Uralsvyazinform”, OJSC “SibirTelecom”, OJSC “Far East Telecom” and OJSC “Dagsvyazinform”.

20.10.2009

Board of Directors of Svyazinvest approves merger plan

The Board of Directors of Svyazinvest (hereafter – the Company), approved the merger for the Svyazinvest Group of companies at its regular meeting, which was held on October 20, 2009 in Moscow.  The reorganization will take the form of a merger between regional telecommunications operators (RTOs) and Rostelecom.

The legal aspects of the merger are expected to be wrapped up in May 2011. Share appraisals, corporate approvals, debt restructuring and other merger formalities should be completed in 2010.  The plan is for the general shareholders meeting of the merged companies to adopt decisions on the merger during the summer of 2010.

As a result of the merger of the Svyazinvest Group of companies, using Rostelecom as the consolidation hub, an integrated and competitive company will be established which is capable of providing the entire range of telecommunications and datacom services in Russia.  In addition, measures are to be taken so as to raise the liquidity of the merged company’s shares, including listings on domestic and foreign stock exchanges.

The merger of the Svyazinvest Group of companies will have a positive economic effect by unlocking synergies capable of optimizing costs and pushing up revenues.  These synergies, according to consultants’ estimates, will exceed RUR 30 bln.  The credit ratings of the merged company are expected to be higher than the ratings of RTOs and Rostelecom as a result of the enlarged business.

In the run-up to the merger and after it is complete Svyazinvest intends to devote special attention to such areas of business as broadband Internet, mobile telephony and IT services.

An analysis of the headline financial indicators of Uralsvyazinform was also submitted to the Board of Directors of Svyazinvest.  Speaking at a meeting, the general director of this RTO Anatoly Ufimkin pointed out that on the whole Uralsvyazinform has been showing stable performance amid the economic downturn.  Management’s main focus in 2009 will be on maintaining rapid growth in the broadband Internet segment, boosting share liquidity and deleveraging.

Consequently, the total amount of credits and loans will go down over the next year by RUR 2.7 bln.  And as a result of strict cost control Uralsvyazinform is expected to raise its operating efficiency in 2009 in year-on-year terms , which includes higher EBITDA (up at least 15%) and net profit (up at least 40%).  As pointed out by Anatoly Ufimkin, after getting through 2008, which was an extremely difficult year on the stock market, Uralsvyazinform’s market capitalization has risen 2.7 times so far this year, and stood at RUR 29.8 bln on the MICEX as of October 19.  The Board of Director took under advisement the report on the headline financial and operating indicators of Uralsvyazinform.

The board also reviewed other issues relating to the company’s business activities.

The following members attended the meeting of the company’s Board of Directors:

•                  Mikhail R. Butrin, managing director of VTB-Invest;

•                  Mikhail A. Leshenko, deputy director general of Svyazinvest;

•                  Konstantin V. Malofeyev, managing partner of direct investment fund Marshall Capital Partners;

•                  Marlen J. Manasov, board member of UBS Bank;

•                  Sergey V. Pridantsev, president of Comstar-UTS;

•                  Leonid D. Reiman, advisor to the President of the Russian Federation;

•                  Ivan I. Rodionov, professor of state university Higher School of Economics;

•                  Nikita D. Ryauzov, managing director of MDM Bank.